                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM 11-K

                           --------------------------


 [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2000

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____________ to ______________

                        --------------------------------

                          COMMISSION FILE NUMBER 1-7657

                        --------------------------------


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LEHMAN BROTHERS HOLDINGS INC.
                            TAX DEFERRED SAVINGS PLAN

                          LEHMAN BROTHERS HOLDINGS INC.
                            3 WORLD FINANCIAL CENTER
                               NEW YORK, NY 10285

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          LEHMAN BROTHERS HOLDINGS INC.
                            3 WORLD FINANCIAL CENTER
                               NEW YORK, NY 10285

   FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

   LEHMAN BROTHERS HOLDINGS INC.
   TAX DEFERRED SAVINGS PLAN

   YEARS ENDED DECEMBER 31, 2000, AND DECEMBER 30, 1999
   WITH REPORT OF INDEPENDENT AUDITORS

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                              Financial Statements
                          and Supplemental Information


              Years ended December 31, 2000, and December 30, 1999




                                    CONTENTS

Report of Independent Auditors.......................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits.................  2
Statements of Changes in Net Assets Available for Plan Benefits......  3
Notes to Financial Statements........................................  4

Supplemental Information

Schedule H, Line 4(i)--Schedule of Assets Held for Investment
  Purposes at End of Year............................................. 13
Schedule H, Line 4(j)--Schedule of Reportable Transactions............ 14

                         Report of Independent Auditors

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") as of December 31, 2000 and December 30, 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2000 and December 30, 1999, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2001
/s/ Ernst & Young LLP

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                               DECEMBER      DECEMBER
                                               31, 2000      30, 1999
                                           -----------------------------
ASSETS
Investments, at fair value                 $605,595,107     $590,603,557
Cash and short-term investments               3,176,308       17,092,954
Participant loans                             4,939,962        5,084,521
Other receivables                             2,223,678        2,137,116
Interest and dividends receivable                18,507          383,872
                                           -----------------------------
Total assets                                615,953,562      615,302,020

LIABILITIES

Accrued and other liabilities                   248,224          229,229
                                           -----------------------------
Net assets available for plan benefits     $615,705,338     $615,072,791
                                           =============================



SEE NOTES TO FINANCIAL STATEMENTS.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                            YEARS ENDED
                                                     DECEMBER         DECEMBER
                                                     31, 2000         30, 1999
                                                  --------------------------------
Investment income:
  Interest and dividends                          $  15,374,959      $  16,384,590
Net realized and unrealized appreciation
  (depreciation) in fair value of investments       (18,416,542)       119,640,104
                                                  --------------------------------
                                                     (3,041,583)       136,024,694

Contributions:
  Employer                                            1,970,878          2,045,136
  Participants                                       39,967,370         34,215,645
  Rollovers                                           6,454,020          5,728,220
                                                  --------------------------------
                                                     48,392,268         41,989,001

Administrative fees                                    (699,131)          (183,453)
Participant withdrawals                             (44,019,007)       (40,785,732)
                                                  --------------------------------
                                                    (44,718,138)       (40,969,185)

Net increase                                            632,547        137,044,510
Net assets available for plan benefits,
  beginning of year                                 615,072,791        478,028,281
                                                  --------------------------------
Net assets available for plan benefits,
  end of year                                     $ 615,705,338      $ 615,072,791
                                                  ================================



SEE NOTES TO FINANCIAL STATEMENTS.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN

GENERAL

The Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") is a defined contribution plan. The Plan, which became effective January 1, 1984, was amended and restated effective March 29, 2001. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to participate in the plan as soon as administratively possible after their date of employment.

Effective January 1, 2001 the plan year and related trust fiscal and taxable years were changed to the calendar year, with an intervening short plan year beginning and ending on December 31, 2000. Prior to this, the plan year and related trust and fiscal years ran from December 31 through December 30.

For the short plan year beginning and ending on December 31, 2000 there were no employee contributions, employer contributions, transfers between funds or investment experience. The short-term interest earned on December 31, 2000 has been deemed de minimis. This interest was included with the interest earnings for the month of December 2000 as part of the December 30, 2000 valuation of the Plan. As such, the opening and closing balances for the short plan year beginning and ending on December 31, 2000 are identical to closing balances for the plan year ending on December 30, 2000.

The Plan is subject to the provisions of ERISA. A complete description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

CONTRIBUTIONS

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifteen percent of eligible compensation, as defined in the Plan document. The Company may make a contribution, in Lehman stock or cash, on behalf of eligible participants who have completed 12 months of service and are employees on the last day of the Plan year. The amount of the contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

  1. Participants whose compensation is below $37,800 per year and are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of the employee's Before-Tax contributions.

  2. Participants whose compensation is between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of the employee's Before-Tax contributions. Company contributions to participants whose compensation is between $37,800 and $100,000 per year will be made only if there are funds remaining after contributions are made for participants making less than $37,800 per year.

  3. Company contributions are not made for participants whose compensation exceeds $100,000 per year.

In 2000 and 1999, Company contributions were made in cash which was used to purchase common stock in the Company.

Participant's Before-Tax Contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the "Code"), provides that Before-Tax Contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation, which is indexed for inflation. The maximum limitation amount was $10,500 for 2000 and $10,000 for 1999. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the investment funds offered under the Plan, are not includable in the participant's taxable income until distributed.

Rollover contributions represent from contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VALUATION OF PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals and loans. The periodic allocation of investment experience is based upon the participant's beneficial interest in each of the investment funds on the valuation date.

INVESTMENTS

Investment of contributions among the investment funds can be made in increments of 10%, with a maximum of 50% of contributions permitted to be invested in the Lehman Brothers Holdings Inc. Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a monthly basis. Participants may also elect to transfer existing fund balances among investment funds, generally on a monthly basis.

The following table presents the fair value of investments held by the plan at December 31, 2000 and December 30, 1999, respectively:


                                                   DECEMBER       DECEMBER
                                                   31, 2000       30, 1999
                                                 -----------------------------
Investments, at fair value:
  Mutual Funds                                   $356,317,214     $380,837,885
  Fixed Income Fund                                95,868,260       85,479,027
  American Express Company Common Stock            57,438,077       62,884,140
  Lehman Brothers Holdings Inc. Common Stock       95,971,556       61,402,505
                                                 -----------------------------
Total                                            $605,595,107     $590,603,557
                                                 =============================

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)



                                                      YEAR ENDED        YEAR ENDED
                                                  DECEMBER 31, 2000  DECEMBER 30, 1999
                                                  ------------------------------------
Net appreciation (depreciation) in fair value
  of investments:
   Mutual Funds                                   $ (51,274,490)         $  67,148,527
   American Express Company Common Stock             (2,152,704)            22,398,898
   Lehman Brothers Holdings Inc.
     Common Stock                                    35,010,652             30,092,679
                                                  ------------------------------------
                                                  $ (18,416,542)         $ 119,640,104
                                                  ====================================

INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following is a schedule of investments held in excess of 5% of the net assets available for plan benefits at the end of 2000 and 1999:


                                               FAIR VALUE AT   FAIR VALUE AT
                                                 DECEMBER        DECEMBER
                      Funds                      31, 2000        30, 1999
                                              ------------------------------
   Lehman Brothers Holdings Inc. Common
     Stock                                    $ 95,971,556     $ 61,402,505
   Twentieth Century Ultra Investors Fund       94,871,177      114,308,128
   Vanguard Institutional Index Fund            77,808,442       85,662,574
   American Express Company Common Stock        57,438,077       62,884,140
   10 Uncommon Values Fund                      46,281,565       47,434,807
   Templeton Foreign Fund                       40,290,941       42,905,230

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)


1.    DESCRIPTION OF THE PLAN (CONTINUED)

BENEFITS

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of his accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of his account if less than $1,000). Withdrawals by actively employed participants before the age of 59-1/2 are permitted for before-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval by the Employee Benefit Plans Committee of the Company. A participant can elect to withdraw all or a portion of their rollover contribution made to the Plan.

Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10% tax imposed by the Code. If a participant's employment with the Company terminates for a reason other than death, any distributions made before age 59 1/2 must be in the form of a lump-sum payment. However, if the balance in a participant's account exceeds $5,000, payment will not be made before age 65 without prior consent. Upon death, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

BENEFITS PAYABLE

Benefits payable to those participants who have elected to receive a distribution (or be paid automatically as described above) from the Plan but have not yet been paid was $5,931,157 and $7,166,446 in 2000 and 1999, respectively.

VESTING

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)


1.  DESCRIPTION OF THE PLAN (CONTINUED)

INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 14, 1995, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code ("Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to the receipt of the determination letter. The Employee Benefit Plans Committee intends to apply for a new determination letter from the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefit Plans Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan account. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence as long as documentation is provided. The loans are secured by one half of the balance in the participant's accounts and bear interest at the rate of prime plus one. Principal and interest are paid ratably through biweekly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants who terminate with outstanding loan balances have until the end of the quarter following the quarter in which they terminate to pay the balance of their loan in full, in one lump sum payment. Loans not repaid in that timeframe will be reported as taxable distributions. Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the year ended December 31, 2000, $681,389 in outstanding loan balances have been reported as taxable distributions to participants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year; investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year; short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest.

Purchase and sales of securities are reflected on a trade-date basis.

OTHER

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Certain financial statement items for the year ended December 31, 1999 have been reclassified to conform to the 2000 presentation.

3. THIRD PARTY ADMINISTRATIVE FEES

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2000 and 1999, the Plan was charged $699,131 and $183,453 for third party administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan.

4. PLAN TERMINATION

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

5. SUBSEQUENT EVENTS

Effective February 1, 2001 Fidelity Investments became the Recordkeeping, Trustee and Investment Services provider for the Plan. Fidelity was selected by the Employee Benefit Plans Committee following an extensive review of the top-tier 401(k) providers in the Large Corporate Plan marketplace. New services and enhancements available to participants (effective March 29, 2001) include daily valuation of accounts, an expanded menu of investment options and access to online planning tools.

                            Supplemental Information

                                                                EIN: #13-3216325
                                                                       Plan #003


                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

     Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 2000


                                                                 PAR VALUE/     CURRENT VALUE       COST AT
                                                                 NUMBER OF       AT DECEMBER        DECEMBER
                                                                  SHARES          31, 2000          31, 2000
                                                           -----------------------------------------------------
FIXED INCOME FUND
Allstate Life Insurance Co.:
   Contract #GICA5584                                             8,727,332     $  8,727,332     $  8,727,332
   Contract #GICA5806                                             2,891,337        2,891,337        2,891,337
American International Life Assurance Company of New York:
   Contract #18180T                                               4,968,231        4,968,231        4,968,231
Bank of America:
   Contract #99-238                                              14,235,459       14,235,459       14,235,459
Chase Manhattan Bank:
   Contract #431429-T                                            13,774,517       13,774,517       13,774,517
People's Security Insurance Co.:
   Contract #BDA00473FR                                          16,082,508       16,082,508       16,082,508
   Contract #BDA00568FR                                           6,364,402        6,364,402        6,364,402
The Principal Financial Group
   Contract #4-26575-01                                          12,769,496       12,769,496       12,769,496
New York Life Insurance Co.:
   Contract #30727                                                2,347,041        2,347,041        2,347,041
TransAmerica Life Insurance Co.:
   Contract #51499                                                2,258,044        2,258,044        2,258,044
Travelers Life Insurance Co.:
   Contract #GA16953                                              5,725,089        5,725,089        5,725,089
UBS AG:
   Contract #5085                                                 5,724,804        5,724,804        5,724,804
                                                                                -----------------------------
                                                                                  95,868,260       95,868,260
STOCK FUNDS

American Express Company Common Stock                             1,045,511       57,438,077        9,606,352
Lehman Brothers Holdings Inc. Common Stock                        1,416,417       95,971,556       27,916,119
                                                                                -----------------------------
                                                                                 153,409,633       37,522,471
MUTUAL FUNDS

Twentieth Century Ultra Investors Fund                            2,930,836       94,871,177       86,059,327
Prime Value Obligations Fund                                     14,152,260       14,152,260       14,152,260
Templeton Foreign Fund                                            3,896,609       40,290,941       37,481,144
Income Fund of America                                            1,183,955       18,872,246       18,554,184
Fidelity Capital & Income Fund                                    2,445,645       18,904,833       23,026,752
Vanguard Institutional Index Fund                                   644,536       77,808,442       78,410,439
PIMCO Total Return Fund                                           1,324,243       13,758,887       13,576,564
Vanguard Fixed Income Long-Term Corporate Portfolio               1,234,828       10,434,298       10,729,730
ICM Small Company Portfolio Fund                                    208,602        4,701,893        4,797,345
10 Uncommon Values Fund                                           5,637,219       46,281,565       56,230,795
Brandywine Blue Fund                                                589,070       16,240,672       18,436,325
                                                                                -----------------------------
                                                                         --      356,317,214      361,454,865
LOAN ACCOUNT                                                             --        4,939,962               --
                                                                                -----------------------------
Total Investments                                                        --     $610,535,069     $494,845,596
                                                                                =============================

                                                                EIN: #13-3216325
                                                                       Plan #003

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year ended December 31, 2000


                                   NUMBER                         NUMBER                          COST OF
                                     OF           COST OF           OF            PROCEEDS         ASSETS        GAIN
         DESCRIPTION            TRANSACTIONS     PURCHASES      TRANSACTIONS     FROM SALES       DISPOSED      (LOSS)
--------------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF
   TRANSACTIONS IN EXCESS OF
   5% OF PLAN ASSETS
TBC Inc. Pooled Employee Funds       478        $104,855,446        344         $ 106,983,661     $106,983,661  $   -
BSDT-Late Money Deposit Account       55          23,796,287         59            31,803,123       31,803,123      -

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    LEHMAN BROTHERS HOLDINGS INC.
                                    TAX DEFERRED SAVINGS PLAN



                                    By:    /s/ Wendy M. Uvino
                                        ------------------------------------
                                        Wendy M. Uvino
                                        Lehman Brothers Holdings Inc.
                                        Employee Benefit Plans Committee

June 29, 2001

                                  EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------

     23                 Consent of Independent Auditors